

GMX
GeneMedix

press release

Placing of new shares for cash and Block Listing

GeneMedix plc ("GeneMedix" or "the Company"), the UK biopharmaceutical company with operations in Europe and Asia and with joint London and Singapore Stock Exchange listings, announces that it is raising approximately £1,675,000 (£1,510,000 after expenses) through a placing for cash of 18,649,150 million new ordinary shares.

Hunting Party Securities Ltd* was sole Placement Agent on the deal. Navigator Investment Holdings III Limited** acquired 18,600,000 shares in the company, representing 5.4% of the enlarged shareholding in the Company. Also, 49,150 additional shares were issued to a single new investor. GeneMedix will use these funds to meet the Company's ongoing funding requirements on its existing and future programmes. It will also allow management the opportunity to focus on the development of its M & A strategy and core business plans.

The new shares represent 5.7% per cent of GeneMedix's issued share capital prior to the placing. The shares have been placed at a placing price of 9 pence per share, which represents a discount of 10 per cent to the closing middle market price on London Stock Exchange on 7 January 2005. There are 0.41129 warrants attached to each of the 18,600,000 new Ordinary Shares, entitling the warrant holder to purchase new Ordinary shares at a price of 14.9 pence before 31 October 2009, and 0.75 warrants attached to each of the 49,150 new Ordinary Shares, entitling the warrant holder to purchase new Ordinary shares at a price of 14.9 pence before 31 October 2009.

Paul Edwards, Chief Executive Officer, GeneMedix plc commented:

"This additional funding is part of the ongoing effort to ensure that we can continue to provide the resources to progress our key programmes."

Kevin Browne of Hunting Party Securities Ltd commented:

"We are very pleased to be involved in this successful placement for GeneMedix. Biogenerics is an extremely exciting and potentially lucrative area of biopharmaceuticals, as so many blockbuster drugs, currently enjoying huge revenue streams, are coming off patent in the next few years. We believe GeneMedix is well placed to take advantage of this opportunity through its well established scientific expertise and state of the art manufacturing facilities in Ireland"

The new shares will, when issued and fully paid, rank pari passu with the existing issued GeneMedix shares. GeneMedix is also making an application for the Block Listing of 10,000,000 shares that can be issued pursuant to warrant agreements signed since September 2004. Application will be within 10 days to the UK Listing Authority for the new shares to be admitted to the Official List. Application will also be made to the London Stock Exchange for the new shares to be admitted to trading on its market for listing securities. It is expected that admission to listing of such securities will become effective and dealings on the London Stock Exchange will commence within 5 days of the application being made, and shortly thereafter in Singapore.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, GeneMedix plc confirms that the enlarged share capital of the Company will consist of 341,115,142 ordinary shares of 1 penny each in issue. The international Securities Identification Number for GeneMedix plc ordinary shares is GB0009534610.

11 January 2005

ENQUIRIES:

GeneMedix plc **Tel: 01638 663320**
Julian Attfield, Chief Financial Officer

Bankside **Tel: 020 7444 4140**
Michael Padley
Susan Scott

* Hunting Party Securities Ltd is a New York based Securities dealer and is a Member Firm of the NASD specialising in biotechnology investments.

** Navigator Investments Holding III Limited is a Nevis based investment fund focused on undervalued development stage technology companies listed on public markets, administered by London based Navigator Asset Management Advisers Limited, under Chairman Nicholas Camilleri.